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                                                                      EXHIBIT 12

                 CABOT CORPORATION AND CONSOLIDATED SUBSIDIARIES

      STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                      (Amounts in millions, except ratios)

                                                Years ended September 30
                                                ------------------------
                                           2004   2003    2002   2001    2000
                                           ----   ----    ----   ----    ----
Earnings:
  Pre-tax income from continuing
  operations                               $164     $94   $134    $150   $157
  Distributed income of affiliated
  companies                                   2       3      3      11      8
  Add fixed charges:
   Interest on indebtedness                  30      28     28      32     33
   Portion of rents representative of
   the interest factor                        3       4      4       4      4
   Preferred stock dividend                   3       3      3       3      3

Income as adjusted                         $202    $132   $172    $200   $205

Fixed charges:
  Interest on indebtedness                  $30     $28    $28     $32    $33
  Capitalized interest                       --      --      2       1     --
  Portion of rents representative of
  the interest factor                         3       4      4       4      4
  Preferred stock dividend                    3       3      3       3      3

Total fixed charges                         $36     $35    $37     $40    $40

Ratio of earnings to fixed charges            6       4      5       5      5